Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Protara Therapeutics, Inc. on Form S-3 (File No. 333-251224) and Form S-8 (File Nos. 333-254124, 333-237497, 333-235918, 333-222415 and 333-200587) of our report dated March 11, 2021 with respect to our audit of the consolidated financial statements of Protara Therapeutics, Inc. as of December 31, 2020 and for the year ended December 31, 2020, which report is included in this Annual Report on Form 10-K of Protara Therapeutics, Inc. for the year ended December 31, 2021. We were dismissed as auditors on March 12, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp
Marcum llp
New York, NY
March 9, 2022